Exhibit 97.1

AMC Entertainment Holdings, Inc.

Executive Compensation Clawback Policy

Effective as of October 2, 2023

The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of AMC Entertainment Holdings, Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy by providing for the recovery of Erroneously Awarded Compensation in the event of a restatement of the Company’s financial statements. This executive compensation clawback policy (as the same may be amended and/or restated from time to time, the “Policy”) is designed to ensure that compensation is paid to executive officers based on accurate financial statements and ethical and legal conduct. The Committee has therefore adopted this Policy, effective as of October 2, 2023 (the “Effective Date”). For purposes of this Policy, capitalized terms not otherwise defined shall have the meanings set forth below in the definitions paragraphs.

1.	Purpose. The purpose of this Policy is to describe the circumstances in which Executive Officers will be required to repay or return Erroneously Awarded Compensation to members of the Company Group. This Policy is designed to comply with, and shall be interpreted consistent with, Section 303A.14 of the Listed Company Manual of the NYSE that was adopted to implement Rule 10D-1 under the Securities Exchange Act of 1934.
2.	Mandatory Clawback of Erroneously Awarded Compensation.
(a)	In the event of an Accounting Restatement, the Committee shall recover reasonably promptly the amount of any Erroneously Awarded Compensation, determined in accordance with this Policy and applicable laws and regulations.
(b)	The Committee shall have broad discretion to determine the appropriate means and methods of recovery of Erroneously Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. Such means and methods of recovery may include, subject to compliance with any applicable law, without limitation, (i) seeking repayment from the Executive Officer; (ii) reducing the amount that would otherwise be payable to the Executive Officer under any compensatory plan, program, agreement, policy or arrangement maintained by the Company or any of its affiliates; (iii) canceling any outstanding vested or unvested award (whether cash- or equity-based) previously granted to the Executive Officer; (iv) any other method authorized by applicable law or contract; or (v) any combination of the foregoing. For the avoidance of doubt, except as set forth in Section 2(c) below, in no event may the Company Group accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder. To the extent that an Executive Officer fails to repay, or does not agree to a repayment plan or other alternative to ensure payment of, all Erroneously Awarded Compensation to the Company Group when due, such Executive Officer shall be required to reimburse the

Company Group for any and all expenses reasonably incurred (including legal fees) by the Company Group in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
(c)	Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Sections 2(a) and 2(b) if the following conditions are met and the Committee determines that recovery would be impracticable:
(i)

The direct expenses paid to a third party to assist in enforcing the Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such attempts and provided such documentation to NYSE to the extent required by applicable rules and listing standards;

(ii)

Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has complied with applicable opinion and disclosure requirements under the relevant rules and listing standards; or

(iii)

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the anti-alienation and other applicable requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code and regulations thereunder.

3.	Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.
(a)	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period (a “little r” restatement).
(b)	“Clawback Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement and with respect to each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company Group), all Incentive-based Compensation Received by such Executive Officer (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the applicable Clawback Period.
(c)	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.
(d)	“Company Group” shall mean the Company, together with each of its direct and indirect subsidiaries.
(e)	“Erroneously Awarded Compensation” shall mean, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE).
(f)	“Executive Officer” shall mean any current or former “executive officer” of the Company as defined in Section 303A.14 of the NYSE Listed Company Manual.
(g)	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
(h)	“Incentive-based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of clarity, Incentive-based Compensation includes compensation that is in any plan, other than tax-qualified retirement plans, including long-term disability, life insurance, and supplemental executive retirement plans, and any other compensation that is based on such Incentive-based Compensation, such as earnings accrued on notional amounts of Incentive-based Compensation contributed to such plans.
(i)	“NYSE” shall mean the New York Stock Exchange.
(j)	“Received” shall, with respect to any Incentive-based Compensation, mean actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if payment or grant of the Incentive-based

Compensation occurs after the end of that period.
(k)	“Restatement Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
(l)	“SEC” shall mean the U.S. Securities and Exchange Commission.
4.	Indemnification Prohibited. No member of the Company Group shall be permitted to indemnify any person subject to this Policy against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company Group’s enforcement of its rights under this Policy. Further, no member of the Company Group shall pay for or reimburse the cost of insurance against recovery of any Erroneously Awarded Compensation, or enter into any agreement that exempts any Incentive-based Compensation from the application of Section 2 of this Policy or that waives the Company Group’s right to recovery of any Erroneously Awarded Compensation and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).
5.	Administration and Interpretation. This Policy shall be administered by the Committee. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Committee shall be final and binding on all Executive Officers and their beneficiaries, heirs, executors or other legal representatives.
6.	Amendment; Termination. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rules or the rules of any national securities exchange or national securities association on which the Company’s securities are listed. The Committee may terminate this Policy at any time. Notwithstanding anything in this paragraph to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rules or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.

Reference to this Policy may be made in any agreement or similar document evidencing awards or grants to any executive to whom this Policy is applicable; provided, however, that this Policy is applicable to such executive officer notwithstanding any other terms of the agreement or similar documents evidencing such awards or grants.

7.	Other Recoupment Rights; No Additional Payments. The Committee intends that this Policy will be applied to the fullest extent of the law. This Policy shall be incorporated by reference into and shall apply to all incentive, bonus, equity, equity-based and compensation plans, agreements, and awards outstanding as of the Effective Date or entered into on or after the Policy’s Effective Date.

The Committee may require that any employment agreement, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. This Policy shall apply in addition to any right of recoupment against the Chief Executive Officer and Chief Financial Officer pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 and any other remedies or rights of recoupment that may be available to the Company Group under applicable law, regulation or rule or pursuant to the terms of any similar policy in any compensation plan or arrangement, employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company Group; provided that there shall be no duplication of recovery under this Policy and Section 304 of The Sarbanes-Oxley of 2002.
8.	Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable SEC filings.
9.	Entire Agreement. This Policy supersedes, replaces, and merges any and all previous agreements and understandings regarding the Company’s policy on the recovery of compensation, and this Policy constitutes the entire agreement between the Company and the Executive Officers with respect to such terms and conditions.
10.	Successors. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.